SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 14)



                               Dynex Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    268170506
                                    ---------
                                 (CUSIP Number)


                                Michael R. Kelly
                                550 West C Street
                               San Diego, CA 92101
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 22, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             - Page 1 of 8 Pages -

-------------------------------                          -----------------------
CUSIP No.          26817Q506                              Page 2 of 8 Pages
-------------------------------                          -----------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          California Investment Fund, LLC (33-0688954)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       a)     |X|

                                                                  b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           -----------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        572,178
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                         -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         572,178
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         570,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.          26817Q506                            Page 3 of 8 Pages
----------------------------                        ----------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Michael R. Kelly
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     |X|

                                                                    b)     |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                             |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        572,178
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                -----------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         572,178
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         570,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    /_/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

------------------------------                        --------------------------
CUSIP No.          294408-10-9                           Page 4 of 8 Pages
------------------------------                        --------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Richard Kelly
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     |X|

                                                                (b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        572,178
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         572,178
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         572,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1:           SECURITY AND ISSUER

         This Amendment No. 14 on Schedule 13D relates to the common stock, par value $0.01 per share, of Dynex capital, Inc. ("Dynex"). This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, Amendment No. 7 to
Schedule 13D, dated December 12, 2000 and filed on December 12, 2000 with the SEC, Amendment No. 8 to Schedule 13D, dated December 21, 2000 and filed on December 21, 2000 with the SEC, Amendment No. 9 to Schedule 13D, dated December 27, 2000 and filed on December 27, 2000 with the SEC, Amendment No. 10 to
Schedule 13D, dated January 5, 2001 and filed on January 5, 2001 with the SEC, Amendment No. 11 to Schedule 13D, dated January 30, 2001 and filed on January 30, 2001 with the SEC, Amendment No. 12 to Schedule 13D, dated February 8, 2001 and filed on February 8, 2001 with the SEC, and Amendment No. 13 to Schedule 13D dated February 9, 2001 and filed on February 9, 2001 (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.


ITEM 4:           PURPOSE OF TRANSACTION


         On February 22, 2001, California Investment Fund, LLC ("CIF") sent a letter to U.S. Trust Company, National Association, as Escrow Agent under the Escrow Agreement dated as of November 7, 2000 by and among California Investment Fund, LLC and Dynex Capital, Inc. ("Dynex") and U.S. Trust Company, National Association.

         The letter notified the Escrow Agent that CIF objects to the Escrow Deposit Request of Dynex asserting a claim ("Claim") for the Escrow Shares and the full amount of the Escrow Fund which Dynex made by letter dated January 26, 2001. Dynex asserted its Claim pursuant to Section (4)(a)(ii) of the above-captioned Escrow Agreement ("Escrow Agreement"), asserting that it had terminated the Agreement and Plan of Merger dated as of November 7, 2000 ("Merger Agreement") by and among CIF, DCI Acquisition Corporation and Dynex pursuant to Section 7(a)(vii) of the Merger Agreement as a result of an alleged failure of CIF to satisfy a condition set forth in Section 6(b)(iii) of the Merger Agreement and Paragraphs 2 and 3 of a letter dated December 22, 2000 between Dynex and CIF ("December 22nd Letter"). CIF's letter served as an objection ("Objection") to Dynex's Claim and Escrow Deposit Request.


                             - Page 5 of 8 Pages -

         In accordance with Section 4(c) of the Escrow Agreement, CIF set forth its reasons for its Objection as follows:

         1) CIF contends the Merger Agreement is in full force and effect. Dynex's purported termination of the Merger Agreement was without basis and is void, null and of no effect because it was done in bad faith since Dynex knew: (1) that it had caused or contributed to any delays encountered by CIF in performing its obligations under the Merger Agreement including any delays it may have experienced in fulfilling its obligations under Section 5(e) of the Merger Agreement or any applicable provision of the December 22nd Letter; (2) CIF would be able to cure any deficiency in its performance in a short period of time; and (3) any such brief delay would not injure Dynex.

         2) Dynex's purported termination of the Merger Agreement pursuant to Section 7(a)(vii) was without basis and is void, null and of no effect because CIF substantially performed its obligations under the Merger Agreement and any applicable provision of the December 22nd Letter.

         3) Dynex's actions and omissions directly and indirectly hindered CIF's performance under the Merger Agreement and contributed materially to any alleged failure by CIF to perform any of the conditions under the Merger Agreement including any delays it may have experienced in fulfilling its obligations under
                  Section 5(e) of the Merger Agreement or any applicable provision of the December 22nd Letter. As a result of Dynex's actions and omissions, any alleged failure by CIF to perform the conditions of the Merger Agreement or any applicable provision of the December 22nd Letter is deemed to be waived or excused under the doctrine of prevention. Accordingly, CIF did not breach the Merger Agreement or any applicable provision of the December 22nd Letter and Dynex's purported termination is null, void and of no effect.

     In accordance with Section 6(e) of the Escrow Agreement, CIF requested that the Escrow Agent hold all of the Escrow Shares and Escrow Fund.




                              - Page 6 of 8 Pages -

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A -      Letter,  dated February 22, 2001, from California  Investment
                 Fund, LLC to U.S. Trust Company, National Association, as
                 Escrow Agent


                         [SIGNATURE PAGE TO FOLLOW]


                               Page 7 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.




                                                              California Investment Fund, LLC,
                                                                       a California limited liability company


Date: February 22, 2001                                                By:  /s/  Michael R. Kelly
                                                                          ------------------------------------------
                                                                       Michael R. Kelly
                                                                       Its: Managing Member


                                                              Michael R. Kelly



Date: February 22, 2001                                                By:   /s/ Michael R. Kelly
                                                                           -----------------------------------------
                                                                       Michael R. Kelly, as an individual


                                                              Richard Kelly


Date: February 22, 2001                                                By:  /s/ Richard Kelly
                                                                           -----------------------------------------
                                                                       Richard Kelly, as an individual







                        [SIGNATURE PAGE TO SCHEDULE 13D]






                              - Page 8 of 8 Pages -

EXHIBIT A -

[Letterhead of California Investment Fund, LLC]


February 22, 2001


BY CERTIFIED MAIL - RETURN RECEIPT REQUESTED
AND BY FACSIMILE: (213) 488-1370

U.S. Trust Company, National Association
515 South Flower Street
Suite 2700
Los Angeles, California 90071

Attention: Corporate Trust Division

         Re: Escrow Agreement dated as of November 7, 2000 by and among California Investment Fund, LLC and Dynex Capital, Inc. and U.S. Trust Company, National Association

Dear Madam or Sir:

         This is to notify you that California Investment Fund, LLC ("CIF") objects to the Escrow Deposit Request of Dynex Capital, Inc. ("Dynex") asserting a claim ("Claim") for the Escrow Shares and the full amount of the Escrow Fund which Dynex made by letter dated January 26, 2001. Dynex asserted its Claim pursuant to Section (4)(a)(ii) of the above-captioned Escrow Agreement ("Escrow Agreement"), asserting that it had terminated the Agreement and Plan of Merger dated as of November 7, 2000 ("Merger Agreement") by and among CIF, DCI Acquisition Corporation and Dynex pursuant to Section 7(a)(vii) of the Merger Agreement as a result of an alleged failure of CIF to satisfy a condition set forth in Section 6(b)(iii) of the Merger Agreement and Paragraphs 2 and 3 of a letter dated December 22, 2000 between Dynex and CIF ("December 22nd Letter"). This letter is CIF's objection ("Objection") to Dynex's Claim and Escrow Deposit Request.

         In accordance with Section 4(c) of the Escrow Agreement, CIF sets forth its reasons for its Objection as follows:

         1) CIF contends the Merger Agreement is in full force and effect. Dynex's purported termination of the Merger Agreement was without basis and is void, null and of no effect because it was done in bad faith since Dynex knew: (1) that it had caused or contributed to any delays encountered by CIF in performing its obligations under the Merger Agreement including any delays it may have experienced in fulfilling its obligations under Section 5(e) of the Merger Agreement or any applicable provision of the December 22nd Letter; (2) CIF would be able to cure any deficiency in its performance in a short period of time; and (3) any such brief delay would not injure Dynex.

         2) Dynex's purported termination of the Merger Agreement pursuant to Section 7(a)(vii) was without basis and is void, null and of no effect because CIF substantially performed its obligations under the Merger Agreement and any applicable provision of the December 22nd Letter.

         3) Dynex's actions and omissions directly and indirectly hindered CIF's performance under the Merger Agreement and contributed materially to any alleged failure by CIF to perform any of the conditions under the Merger Agreement including any delays it may have experienced in fulfilling its obligations under
                  Section 5(e) of the Merger Agreement or any applicable provision of the December 22nd Letter. As a result of Dynex's actions and omissions, any alleged failure by CIF to perform the conditions of the Merger Agreement or any applicable provision of the December 22nd Letter is deemed to be waived or excused under the doctrine of prevention. Accordingly, CIF did not breach the Merger Agreement or any applicable provision of the December 22nd Letter and Dynex's purported termination is null, void and of no effect.

         In accordance with Section 6(e) of the Escrow Agreement, please continue to hold all of the Escrow Shares and Escrow Fund. Thank you for your assistance with this matter.


                                 CALIFORNIA INVESTMENT FUND, LLC


                                 By: /s/ Michael Kelly
                                    -----------------------------------------
                                      Michael Kelly, its Managing Member


cc:      Dynex Capital, Inc. (Attn: Thomas H. Potts)
         (by certified mail- return receipt requested & by facsimile)

         Elizabeth Hughes, Esquire
         Venable, Baetjer & Howard, LLP
         (by certified mail- return receipt requested & by facsimile)

         Ms. Sandra Lees
         U.S. Trust Company, Corporate Trust Division
         (by facsimile)

         Thomas R. Kline, Esquire
         Andrews & Kurth L.L.P.
         (by facsimile)

        Stephen Fraidin, Esquire
        Fried, Frank, Harris, Shriver & Jacobson
        (by facsimile)


                                      A-3